EXHIBIT 99.6

Local Financial Corporation

Election Information

The right to make an election will expire at 5:00 p.m. New York City time, on                     , 2004, unless extended. The time and date of the expiration of the election period is herein referred to as the “Election Deadline.”

To:	Brokers, Dealers, Commercial Banks,
Trust Companies and other Nominees:

      Local Financial Corporation.(Local) has agreed to merge with LFC Acquisition Corp., a wholly owned indirect subsidiary of International Bancshares Corporation (IBC). The merger is subject to approval by the stockholders of Local and to the receipt of all required regulatory approvals.

      Under the terms of the merger agreement, which are more fully explained in the proxy statement-prospectus dated                    , 2004 of Local and IBC, stockholders of Local have the following options subject to certain limitations:

1. Exchange all shares for stock. Each share of Local common stock converted into a number of shares of IBC common stock determined pursuant to the merger agreement (plus cash instead of any fractional shares).

2. Exchange all shares for cash. Each share of Local common stock converted into an amount in cash (without interest) determined pursuant to the merger agreement.

3. Exchange some shares for cash and some shares for stock. Stockholders may choose to have some of their shares of Local common stock converted into shares of IBC common stock, with any remaining shares of Local common stock converted into an amount in cash (without interest) determined pursuant to the merger agreement.

           4. No preference. Stockholders may indicate that they have no preference between receiving stock and cash.

      Please note that elections will be limited by the requirement that 25% of the shares of Local common stock be exchanged for IBC common stock and 75% be exchanged for cash. Therefore, the allocation of cash and IBC common stock that a Local stockholder receives will depend on the elections of other Local stockholders.

      If no option is chosen IBC will assume the stockholder has no preference and the type of consideration to be given will be determined under the terms of the merger agreement.

      For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Election Form and Letter of Transmittal (facsimile copies of the Election Form and Letter of Transmittal may be used to surrender shares);

2. A Notice of Guaranteed Delivery to be used to make an election if none of the procedures for delivering the necessary certificates representing Local shares can be completed on a timely basis; and

3. A proposed client letter which you may wish to use to obtain instructions from your clients.

      YOUR PROMPT ACTION IS REQUIRED. PLEASE CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. PLEASE NOTE THAT THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON                     , 2004, UNLESS THE DEADLINE IS EXTENDED.

      For an election to be valid, a duly executed and properly completed Election Form and Letter of Transmittal (or facsimile thereof) including any required signature guarantees and any other documents should be sent to the Exchange Agent, together with either certificate(s) representing surrendered Local shares or timely confirmation of their book-entry transfer, in accordance with the instructions contained in the Notice of Guaranteed Delivery.

      Stockholders whose certificate(s) are not immediately available or who cannot deliver such certificate(s) and all other documents to the Exchange Agent, or cannot complete the procedures for book-entry transfer, prior to the Election Deadline must surrender their shares according to the procedure for guaranteed delivery set forth in the enclosed Notice of Guaranteed Delivery.

      No fees or commissions will be payable by IBC, Local or any officer, director, stockholder, agent, or other representative of either of them to any broker, dealer or other person for soliciting surrender of shares pursuant to the election (other than fees paid to the Exchange Agent for its services in connection with the election and exchange process). IBC will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity.

      Any inquiries you may have with respect to the election should be addressed to                     , the Exchange Agent for the election, at                     , or phone toll free at (800)                     . Additional copies of the enclosed materials may be obtained from                     at the same address and telephone number.

Very truly yours,

Dennis E. Nixon,
Chairman of the Board, President and Chief
Executive Officer
International Bancshares Corporation

      Nothing contained herein or in the enclosed documents shall constitute you or any person as an agent of International Bancshares Corporation, Local Financial Corporation, the Exchange Agent or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the election other than the documents enclosed herewith and the statements contained therein.

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